EXHIBIT 12

Chesapeake Utilities Corporation

Ratio of Earnings to Fixed Charges

For the Years Ended December 31,	2012	2011	2010	2009 (a)	2008
(in thousands, except ratio of earnings to fixed charges)
Income from continuing operations	$28,863	$27,622	$26,056	$15,897	$13,607
Add:
Income taxes	19,296	17,989	16,923	10,918	8,817
Portion of rents representative of interest factor	464	363	356	333	294
Interest on indebtedness	8,707	8,954	9,090	7,042	6,110
Amortization of debt discount and expense	40	46	56	43	47
Capitalized interest (allowed funds used during construction)	111	25	1	41	339

Earnings as adjusted	$57,481	$54,999	$52,482	$34,274	$29,214

Fixed Charges
Portion of rents representative of interest factor	$464	$363	$356	$333	$294
Interest on indebtedness	8,707	8,954	9,090	7,042	6,110
Amortization of debt discount and expense	40	46	56	43	47
Capitalized interest (allowed funds used during construction)	111	25	1	41	339

Fixed Charges	$9,322	$9,388	$9,503	$7,459	$6,790

Ratio of Earnings to Fixed Charges	6.17	5.86	5.52	4.59	4.30

(a)	Includes the results from the merger with Florida Public Utilities Company, which became effective on October 28, 2009.